November 19, 2018

Seth A. Ravin
Chief Executive Officer
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

       Re: Rimini Street, Inc.
           Registration Statement on Form S-3
           Filed November 9, 2018
           File No. 333-228322

Dear Mr. Ravin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Lisa Fontenot